As filed with the Securities and Exchange Commission on February 28, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-36330

CASTLIGHT HEALTH, INC.
(Exact name of registrant as specified in its charter)

150 Spear Street, Suite 400
San Francisco, CA 94015
(415) 829-1400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class B Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: One
Pursuant to the requirements of the Securities Exchange Act of 1934, Castlight Health, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: February 28, 2022

Castlight Health, Inc.

By:	/s/ Will Bondurant
Name:	Will Bondurant
Title:	Chief Financial Officer